UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                               Analex Corporation
                               ------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    032653107
                                 (CUSIP Number)


                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 20, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032653107

1     Names of Reporting Persons                Pequot Capital Management, Inc.
      I.R.S. Identification No. of Above                             06-1524885
      Persons (entities only)

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [X]*+

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (see instructions)                                     00

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
      [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                          Connecticut

--------------------------------------------------------------------------------
                        7    Sole Voting Power                      18,207,199*

Number of Shares             ---------------------------------------------------
                        8    Shared Voting Power                             0*
Beneficially Owned
                             ---------------------------------------------------
by Each Reporting       9    Sole Dispositive Power                18,207,199*+

Person With                  ---------------------------------------------------
                        10   Shared Dispositive Power                       0*+

                             ---------------------------------------------------
11    Aggregate Amount Beneficially Owned by                       18,207,199*+
      Each Reporting Person

--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)
      [X]*+

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)                51.9%*+

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)                            IA

--------------------------------------------------------------------------------
*The Reporting Person may be deemed to be part of a group with: (i) the Stockholder Parties (as defined herein) pursuant to certain terms of the Amended and Restated Stockholders Agreement (as defined herein) described in Item 4 or
(ii) the other Tender Parties (as defined herein) pursuant to certain terms of the Tender Agreement (as defined herein) described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the (x) 15,423,537 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Stockholder Parties or (y) 11,142,853 shares of Common Stock, in the aggregate, beneficially owned by the other Tender Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

+The power of the Reporting Person to dispose of any of the securities purchased under the Series B Purchase Agreement (as defined herein) are subject to certain limitations and restrictions on transfer as set forth in the Co-Sale Agreement (as defined herein) described in Item 4.

This Amendment No. 5 ("Amendment No. 5") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on July 28, 2003 (the "Schedule 13D"), as amended by (i) Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 19, 2003 ("Amendment No. 1"), (ii) Amendment No. 2 to the Schedule 13D filed by the Reporting Person on June 7, 2004 ("Amendment No. 2"), (iii) Amendment No. 3 to the Schedule 13D filed by the Reporting Person on September 22, 2004 ("Amendment No. 3"), and (iv) Amendment No. 4 to the Schedule 13D filed by the Reporting Person on April 12, 2005 ("Amendment No. 4," and together with the
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Statement").

This Amendment No. 5 relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Analex Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, Connecticut 06880.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3"), and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O," and together with PPE3, the "Funds"), each of which are Accounts.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Gerald A. Poch and Martin M. Hale, Jr., both employees of the Reporting Person, are directors of the Issuer.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

As more fully described in Item 4 hereof, the Funds and the Issuer entered into the Series A Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Person acquired the Series A Preferred Stock, the Convertible Notes and the Series A Warrants (each, as defined below), for aggregate consideration of approximately $25,000,000. As more fully described in Item 4 hereof, the Funds and the Issuer entered into the Series B Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Person acquired: (i) the Senior Subordinated Notes, which converted into the Initial Series B Preferred Stock and the Common Stock Warrants (each, as defined below), for aggregate consideration of $3,500,000; and (ii) the Additional Series B Preferred Stock and the Additional Common Stock Warrants (each, as defined below) for aggregate consideration of $7,500,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/equityholders.

As more fully described in Item 4 hereof and in connection with the Merger Agreement (as defined below), the Funds, the Issuer, Parent, MergerSub (each, as defined below) and certain other Series B Investors (as defined below) entered into the Tender Agreement (as defined below), pursuant to which the Funds irrevocably agreed, subject to and effective upon the satisfaction or waiver of certain conditions described in Item 4 below, to convert each Convertible Security (as defined below) held by the Funds into shares of Common Stock and to tender all shares of Common Stock held by the Funds (including shares of Common Stock acquired as a result of such conversion) for a purchase price of $3.70 per share in cash, for aggregate consideration of approximately $56,965,637, payable upon consummation of the Merger (as defined below).

A copy of the Series A Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the Series B Purchase Agreement was previously filed as Exhibit 11 to Amendment No. 2 and is incorporated herein by reference. Copies of the Merger Agreement and the Tender Agreement are filed as Exhibits 6 and 7, respectively, to this Amendment No. 5 and are incorporated herein by reference. The descriptions herein of the Series A Purchase Agreement, the Series B Purchase Agreement, the Merger Agreement and the Tender Agreement are qualified in their entirety by reference to such agreements.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Person acquired the Series A Preferred Stock, the Convertible Notes and the Series A Warrants pursuant to the terms of the Series A Purchase Agreement. The Reporting Person acquired the Senior Subordinated Notes (which converted into the Initial Series B Preferred Stock), the Common Stock Warrants, the Additional Series B Preferred Stock and the Additional Common Stock Warrants pursuant to the terms of the Series B Purchase Agreement. Subject to and effective upon the satisfaction or waiver of certain conditions described below, the Funds agreed to convert each Convertible Security beneficially owned by the Reporting Person into shares of Common Stock and to tender all shares of Common Stock beneficially owned by the Reporting Person (including shares of Common Stock acquired as a result of such conversion). The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Preferred Stock, Warrants (each, as defined below) or Common Stock or dispose of Notes, Preferred Stock, Warrants or Common Stock, in the open market, in privately negotiated transactions or in any other lawful manner.

SERIES A PURCHASE AGREEMENT

On December 9, 2003 (the "Series A Closing Date"), pursuant to a Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement dated July 18, 2003 (the "Series A Purchase Agreement") with the Funds (with respect to the ownership interests of the Funds in the Series A Preferred Stock, Convertible Notes and Series A Warrants, the Funds are sometimes referred to as the "Series A Investors"), the Issuer: (i) issued and sold to the Funds an aggregate of 6,726,457 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.02 per share (the "Series A Preferred Stock") for a purchase price of $2.23 per share of Series A Preferred Stock (the "Series A Purchase Price"), representing aggregate consideration of approximately $15,000,000; (ii) in connection with the issuance and sale of the Series A Preferred Stock, issued warrants to each of the Funds (the "Series A Preferred Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock; (iii) issued and sold to the Funds $10,000,000 in aggregate principal amount of the Issuer's Secured Subordinated Convertible Promissory Notes (the "Convertible Notes"); and (iv) in connection with the issuance and sale of the Convertible Notes, issued warrants to each of the Funds (the "Note Warrants," and together with the Series A Preferred Warrants, the "Series A Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes.

SERIES B PURCHASE AGREEMENT

Pursuant to a Purchase Agreement (the "Series B Purchase Agreement") dated May 28, 2004 (the "Senior Subordinated Notes Closing Date") with the Funds, General Electric Pension Trust ("GEPT") and New York Life Capital Partners II, L.P. ("NYL," and together with the Funds and GEPT, the "Series B Investors"), the
Issuer: (i) issued and sold to the Funds $3,500,000 in aggregate principal amount of the Issuer's Secured Senior Subordinated Convertible Promissory Notes (the "Senior Subordinated Notes" and together with the Convertible Notes, the "Notes"), the principal and accrued interest on which are convertible in accordance with their terms into shares of the Issuer's Series B Convertible Preferred Stock, par value $0.02 per share (the "Initial Series B Preferred Stock") at a conversion price of $3.50 per share of Series B Preferred Stock (the "Series B Original Issue Price") and (ii) in connection with the issuance and sale of the Senior Subordinated Notes, issued warrants to each of the Funds (the "Common Stock Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable on conversion of the Initial Series B Preferred Stock issued or issuable upon conversion of the Senior Subordinated Notes.

Subject to certain approval rights by the holders of the Series A Preferred Stock and the Initial Series B Preferred Stock, the Series B Purchase Agreement provided that the Issuer may require the Series B Investors to purchase up to an additional $25,000,000 of the Issuer's Series B Convertible Preferred Stock, par value $0.02 per share, with additional warrants to purchase Common Stock, at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other entities in each case with an acquisition value (not including transaction expenses) of at least $10,000,000. Pursuant to the terms of the Series B Purchase Agreement, on April 1, 2005 (the "Subsequent Closing Date"), for aggregate consideration of approximately $7,500,000, the Issuer: (i) issued and sold to the Funds an aggregate of 2,142,857 shares of the Issuer's Series B Convertible Preferred Stock, par value $0.02 per share (the "Additional Series B Preferred Stock," and together with the Initial Series B Preferred Stock, the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") and (ii) in connection with the issuance and sale of the Additional Series B Preferred Stock, issued to the Funds warrants to purchase 535,714 shares of Common Stock in the aggregate (the "Additional Common Stock Warrants," and together with the Common Stock Warrants, the "Series B Warrants," and together with the Series A Warrants, the "Warrants").

AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT

On the Senior Subordinated Notes Closing Date, the Series B Investors, the Series A Investors, the Issuer, and Joseph H. Saul, Arthur A. Hutchins, DRG Irrevocable Trust, Peter Belford, J. Richard Knop, and C.W. Gilluly (Mr. Saul, Mr. Knop, Mr. Gilluly, Mr. Belford, Mr. Hutchins and DRG Irrevocable Trust, who, together with the Series A Investors and the Series B Investors own a majority of the Common Stock of the Issuer upon the Senior Subordinated Notes Closing Date, are collectively referred to as the "Stockholder Parties") entered into an Amended and Restated Stockholders' Voting Agreement (the "Amended and Restated Stockholders Agreement") pursuant to which the Series A Investors, the Series B Investors and the other Stockholder Parties agreed to vote, or cause to be voted, all securities of the Issuer that they own or over which they have voting control so that the number of directors of the Issuer will be nine, consisting of: (i) the Issuer's chief executive officer ("CEO"), currently Sterling E. Phillips, Jr.; (ii) two directors designated by the Funds (as the Series A Investors and the Series B Investors); (iii) one non-employee director designated by the Issuer's CEO and acceptable to the Series A Investors and the Series B Investors, who shall initially be Peter Belford; and (iv) five independent directors nominated by the nominating committee of the Board of Directors of the Issuer (the "Board"), which shall be comprised solely of the independent directors then serving on the Board.

In certain circumstances where the Funds hold less than certain specified percentages of the securities that the Funds originally purchased on the Series A Closing Date and on the Senior Subordinated Notes Closing Date, the right to designate two directors in (ii) above will be reduced to one or no directors and the above voting provisions will be adjusted in the manner described in the Amended and Restated Stockholders Agreement.

In certain circumstances, including the Issuer's failure to redeem the Series B Preferred Stock as required, the Series B Investors or certain of their transferees may designate additional directors so that the Funds' directors comprise a majority of the Board. This right will terminate if the Issuer redeems all of the Series B Preferred Stock as required. In addition, the right to designate additional directors under similar circumstances granted to the Series A Investors shall be subject to the rights granted to the holders of the Series B Preferred Stock in the immediately preceding sentence.

REGISTRATION RIGHTS AGREEMENT

In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Series B Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") as of the Senior Subordinated Notes Closing Date. Pursuant to the Registration Rights Agreement, within 30 days following the Senior Subordinated Notes Closing Date, the Issuer was required to file a registration statement on Form S-3 registering the resale of any Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and the Series B Warrants or issuable upon conversion of the Initial Series B Preferred Stock issued or issuable on conversion of the Senior Subordinated Notes (collectively, the "Resale Shares"). The Issuer filed a registration statement on Form S-3 registering the Resale Shares on October 29, 2004. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

CO-SALE AGREEMENT

In connection with the Series B Purchase Agreement, the Issuer and the Series B Investors entered into that certain Co-Sale Agreement as of the Senior Subordinated Notes Closing Date (the "Co-Sale Agreement"), pursuant to which each Series B Investor agreed to provide the other Series B Investors with notice of, and the option to participate in, certain transfers of Senior Subordinated Notes, Series B Preferred Stock, Series B Warrants or Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer's capital stock (collectively, the "Co-Sale Securities").

The Co-Sale Agreement provides that for so long as any Series B Investor holds any Co-Sale Securities, each such Series B Investor desiring to transfer any Co-Sale Securities (each such Series B Investor, a "Transferring Investor") other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates must give each other Series B Investor (the "Other Investors") and the Issuer written notice of the terms and conditions of any proposed bona fide and arm's length sale at least 20 days prior to any proposed transfer. The Other Investors may elect to participate in the proposed transfer within ten business days of receiving notice of the transfer (such Other Investors so electing, the "Electing Other Investors"), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the transfer notice, the same type and up to the same percentage of Co-Sale Securities (on an as-converted basis including shares of Common Stock issuable upon conversion of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represent with respect to the capital stock of the Issuer owned by the Transferring Investor.

The Transferring Investor is not permitted to transfer any Co-Sale Securities to prospective transferee(s) unless (x) such prospective transferee(s) allow(s) the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) if such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-business day period and transfers its Co-Sale Securities within 60 days after the expiration of the ten-business day period, at a price and on the terms no more favorable than those specified in the original transfer notice.

MERGER AGREEMENT

On January 20, 2007, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with QinetiQ North America Operations, LLC, a Delaware limited liability company ("Parent") and Apollo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub agreed to commence a cash tender offer (the "Offer") for all outstanding shares of Common Stock at a purchase price of $3.70 per share in cash (the "Offer Price"). The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that at least a majority of the sum of (x) the total number of outstanding shares of Common Stock plus
(y) the number of shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights, shall have been validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The consummation of the Offer is also subject to the satisfaction of other conditions, including approvals from: (i) the Defense Security Service of the United States Department of Defense and, if applicable, the United States Department of Energy, and (ii) the United States Department of State Directorate of Defense Trade Controls under the International Traffic in Arms Regulations.

Following consummation of the Offer, Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). Each issued and outstanding share of Common Stock will be converted into the right to receive the Offer Price, except for (i) shares of Common Stock held in the treasury of the Issuer, (ii) shares of Common Stock owned by Parent or any subsidiary of Parent or the Issuer and (iii) shares of Common Stock held by stockholders who properly demand appraisal and comply with the provisions of Delaware law. All stock options and stock-only stock appreciation rights of the Issuer, whether or not exercisable, will be cancelled and the holder thereof will be entitled to receive a cash payment with respect to such securities pursuant to the terms of the Merger Agreement. In addition, all outstanding restricted securities will become fully vested and free of any forfeiture restrictions, allowing the holder thereof to tender such restricted securities in the Offer. Pursuant to the Tender Agreement, all Convertible Securities (each, as defined below) will be converted into Common Stock and tendered in the Offer.

The Merger Agreement contains customary termination provisions, including, without limitation, that the Merger Agreement may be terminated by either the Issuer or Parent if the Offer is not consummated by the close of business on July 31, 2007, other than due to the failure of the terminating party to fulfill its obligations under the Merger Agreement.

Pursuant to the Merger Agreement, and upon the terms and subject to the limitations described therein, the Issuer has agreed to issue to Parent a number of shares of Common Stock at the Offer Price as is necessary for Merger Sub to obtain at least 90% of the then issued and outstanding shares of Common Stock. The option will expire if the Merger Agreement is terminated.

TENDER AGREEMENT

Concurrently with the execution of the Merger Agreement, the Issuer, Parent, Merger Sub and the Series B Investors (collectively, the "Tender Parties") entered into a Conversion, Tender and Voting Agreement dated as of January 20, 2007 (the "Tender Agreement"). Pursuant to the Tender Agreement, the Series B Investors irrevocably agreed, subject to and effective upon the satisfaction or waiver of each of the conditions to the Offer set forth in the Merger Agreement (other than the Minimum Condition), to (i) convert all preferred securities of the Issuer that are convertible into shares of Common Stock, debt securities of the Issuer that are convertible into preferred securities of the Issuer and warrants to purchase Common Stock (collectively, the "Convertible Securities"), other than warrants, held by the Series B Investors into shares of Common Stock,
(ii) tender for the Offer Price all shares of Common Stock held by the Series B Investors (including shares of Common Stock acquired as a result of such conversion), (iii) vote all Convertible Securities or shares of Common Stock held by the Series B Investors in favor of the Merger and against any competing transaction, and (iv) convert, as of the effective time of the Merger, all warrants held by each of the Series B Investors into the amount of cash such Series B Investor would have received had such Series B Investor exercised such warrants and tendered the shares of Common Stock acquired upon exercise. As of January 20, 2007, the Tender Parties owned Convertible Securities convertible into a number of shares of Common Stock sufficient to satisfy the Minimum Condition.

Each Series B Investor irrevocably appointed Parent and Merger Sub, or any nominee designated by Parent or Merger Sub, and each of them individually, as its sole and exclusive proxy (the "Proxy") to vote its Convertible Securities and Common Stock, as applicable (i) in favor of the adoption of the Merger Agreement and approval of the Merger, (ii) against any action or agreement which would reasonably be expected to impede, interfere with or prevent the Merger, and (iii) in the discretion of the Proxy, with respect to any proposed postponements or adjournments of any annual or special meeting of the stockholders of the Issuer held in connection with any of the foregoing. Each Series B Investor agreed, during the period beginning from the execution and delivery by the parties of the Tender Agreement through the earlier of (1) the effective time of the Merger or (2) the termination of the Merger Agreement, not to (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment, or other disposition of, any or all of its Convertible Securities (and, upon conversion or exercise, as applicable, of such Convertible Securities, any or all of its Common Stock), (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Convertible Securities (and, upon conversion or exercise, as applicable, of such Convertible Securities, any or all of its Common Stock) that could reasonably be expected to impede, interfere with or prevent the Merger, (iii) deposit any of its Convertible Securities (and, upon conversion or exercise, as applicable, of such Convertible Securities, any or all of its Common Stock) into a voting trust or enter into a voting agreement with respect to any of its Convertible Securities (and, upon conversion or exercise, as applicable, of such Convertible Securities, any or all of its Common Stock), or (iv) take any action that would reasonably be expected to have the effect of preventing or disabling or delaying such Series B Investor from performing its obligations under the Tender Agreement. The Tender Agreement will automatically terminate if the Merger Agreement is terminated.

A copy of the Series A Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. Copies of the Series B Purchase Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement and the Co-Sale Agreement were previously filed as Exhibits 11, 13, 14 and 15, respectively, to Amendment No. 2 and are incorporated herein by reference. Copies of the Merger Agreement and the Tender Agreement are filed as Exhibits 6 and 7, respectively, to this Amendment No. 5 and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 18,207,199 shares of Common Stock, representing 51.9% of shares of Common Stock outstanding as of January 29, 2007 (giving effect to the issuance of (i) Common Stock issuable upon the conversion of the Series A Preferred Stock, the deemed prepayment of the Convertible Notes (without giving effect to payment of accrued and unpaid interest) and the exercise of the Series A Warrants, (ii) Common Stock issuable upon the conversion of the Series B Preferred Stock (assuming that, pursuant to the terms of the Series B Certificate of Designation (as defined below), the Series B Preferred Stock is multiplied by the Series B Original Issue Price and divided by a conversion price of $2.80) and the exercise of the Series B Warrants and
(iii) Common Stock issuable upon the exercise of the Initial Directors Options (as defined below), the New Directors Options (as defined below), the Additional Directors Options (as defined below) and the Directors SARs (as defined below)).

In addition, by virtue of the Amended and Restated Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Stockholder Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 33,630,736 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 72.8% of the Common Stock outstanding as of January 29, 2007. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Stockholder Parties and does not affirm that such a "group" exists.

In addition, by virtue of the Tender Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, has been formed that includes the Tender Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 29,350,052 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 63.5% of the Common Stock outstanding as of January 29, 2007. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the other Tender Parties and does not affirm that such a "group" exists.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 18,207,199 shares of Common Stock (giving effect to the issuance of (i) Common Stock issuable upon the conversion of the Series A Preferred Stock, the deemed prepayment of the Convertible Notes
(without giving effect to payment of accrued and unpaid interest) and the exercise of the Series A Warrants, (ii) Common Stock issuable upon the conversion of the Series B Preferred Stock (assuming that, pursuant to the terms of the Series B Certificate of Designation, the Series B Preferred Stock is multiplied by the Series B Original Issue Price and divided by a conversion price of $2.80) and the exercise of the Series B Warrants and (iii) Common Stock issuable upon the exercise of the Initial Directors Options, the New Directors Options, the Additional Directors Options and the Directors SARs).

Pursuant to, and to the extent set forth in, the Amended and Restated Stockholders Agreement or the Tender Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Stockholder Parties and/or the Tender Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, (i) the name, place of organization, principal business and address of the executive officers, directors, partners and/or controlling person(s) of each of the Stockholder Parties is set forth on
Exhibit 8 to this Amendment No. 5 and (ii) except as set forth on Exhibit 8 to this Amendment No. 5, each of the Stockholder Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Tender Parties, (i) the name, place of organization, principal business and address of the executive officers, directors, partners and/or controlling person(s) of each of the other Tender Parties is set forth on
Exhibit 9 to this Amendment No. 5 and (ii) except as set forth on Exhibit 9 to this Amendment No. 5, each of the Tender Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties or the Tender Parties, during the last five years, none of the Stockholder Parties or the Tender Parties has been: (x) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (y) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is amended and restated in its entirety as follows:

Reference is made to the Series A Purchase Agreement, the Series B Purchase Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement, the Co-Sale Agreement, the Merger Agreement and the Tender Agreement described in Items 3, and 4, which are incorporated herein by reference. Reference is also made to that certain (i) Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, as amended by the Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock dated as of May 27, 2004 (together, the "Series A Certificate of Designation") and (ii) Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock dated as of May 27, 2004 (the "Series B Certificate of Designation"). The Series A Certificate of Designation was previously filed as Exhibit 6 to the Schedule 13D and as Exhibit 18 to Amendment No. 2 and the Series B Certificate of Designation was previously filed as Exhibit 19 to Amendment No. 2, both of which are incorporated herein by reference. The descriptions of (x) the Series A Certificate of Designation and the terms of the Series A Preferred Stock and (y) the Series B Certificate of Designation and the terms of the Series B Preferred Stock are qualified in their respective entireties by reference to such certificates.

In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued to the Funds the Series A Preferred Stock, the Series A Warrants and the Convertible Notes. In connection with the transactions contemplated by the Series B Purchase Agreement, (i) on the May 28, 2004, the Issuer issued to the Funds the Senior Subordinated Notes and the Common Stock Warrants; (ii) on September 15, 2004, the Issuer issued to the Funds the Initial Series B Preferred Stock upon the automatic conversion of the Senior Subordinated Notes; and (iii) on April 1, 2005, the Issuer issued to the Funds the Additional Series B Preferred Stock and the Additional Common Stock Warrants. In connection with the transactions contemplated by the Merger Agreement and the Tender Agreement, the Funds irrevocably agreed, subject to and effective upon the satisfaction or waiver of certain conditions, to (x) convert all Convertible Securities (other than warrants) held by the Funds into shares of Common Stock, (y) tender for the Offer Price all shares of Common Stock held by the Funds (including shares of Common Stock acquired as a result of such conversion), and (z) convert, as of the effective time of the Merger, all warrants held by the Funds into the amount of cash the Funds would have received had the Funds exercised such warrants and tendered the shares of Common Stock acquired upon exercise.

SERIES A PREFERRED STOCK

The 6,726,457 shares of Series A Preferred Stock are convertible into Common Stock at any time at the election of its holders, initially at a ratio of one share of Common Stock for every share of Series A Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Series A Preferred Stock will automatically convert into Common Stock if: (i) any time after the 18 month anniversary of the Series A Closing Date, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the conversion price then in effect for the Series A Preferred Stock; (ii) with respect to the Series A Preferred Stock held by holders that do not accept an offer by the Issuer, within 60 days of delivery of such offer, to purchase the Series A Preferred Stock for at least 2.5 times the conversion price then in effect; or (iii) upon the agreement of the holders of a majority of the then outstanding Series A Preferred Stock; provided, that in each case, no shares of Series A Preferred Stock shall be converted into Common Stock unless at the time of such proposed conversion the Issuer has on file with the Securities and Exchange Commission an effective registration statement with respect to shares of Common Stock issuable to the holders (x) on conversion of all Series A Preferred Stock then issued or issuable to such holders and (y) on exercise of all warrants issued pursuant to the Series A Purchase Agreement and such shares are listed on the American Stock Exchange ("AMEX"). Holders of Series A Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Issuer as a single class, except as otherwise provided by applicable law or as described below. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible. Initially, each share of Series A Preferred Stock is entitled to one vote. As long as 50% of the shares of Series A Preferred Stock issued on December 9, 2003 remain outstanding, or, if the Issuer has failed to comply with its redemption obligations, as long as any shares of Series A Preferred Stock issued on December 9, 2003 remain outstanding, the Issuer will not be allowed to take certain actions without the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

Dividend Rights

Holders of the Series A Preferred Stock are entitled to receive cumulative dividends on the Series A Preferred Stock each quarter from and after the date of issuance of such shares at the per annum rate of 6% of the Series A Purchase Price. The dividends are payable in cash; provided, however, that if at any time after initial issuance of the Series A Preferred Stock: (i) the Issuer's available cash for operations for the following twelve month period (calculated from the date such quarterly dividend would be paid) is less than $1,000,000 in excess of business projections approved by the Board for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series A Preferred Stock valued at the Series A Purchase Price. Holders of the Series A Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to the Series B Preferred Stock and any other senior securities, prior to any payment of dividends to junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

Redemption

The Series A Preferred Stock shall be subject to redemption, at the option of the holders of a majority of the then outstanding shares of Series A Preferred Stock at any time after the Series B Redemption Date (as defined below), in four equal quarterly installments, with the first installment being made within 60 days of the date of exercise of such option and the last installment on the date that is nine months thereafter, in whole or in part, at a per share redemption price equal to the Series A Purchase Price (as adjusted for any stock splits, stock dividends, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series A Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds. If the Issuer is unable to effect any required quarterly redemption of Series A Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series A Preferred Stock will have the right to designate additional directors so that directors designated by such holders comprise a majority of the Board, unless the holders of the Series B Preferred Stock have exercised their right to designate additional directors pursuant to the Series B Certificate of Designation. Notwithstanding anything contained in the immediately preceding paragraph to the contrary, the Issuer shall not be required to use such funds to pay the redemption price of Series A Preferred Stock nor shall the holders of the Series A Preferred Stock be entitled to any such designation rights unless the Issuer has paid, or reserved funds sufficient to pay, the entire redemption price of Series B Preferred Stock.

SERIES B PREFERRED STOCK

The Series B Preferred Stock will be convertible into Common Stock at any time at the election of its holders. The Series B Preferred Stock is convertible into the number of shares of Common Stock obtained by multiplying the number of shares of Series B Preferred Stock to be converted by the Series B Original Issue Price and dividing the result by the lowest of (i) $3.10; (ii) the price that reflects a 20% discount to the trailing average closing price of the Common Stock for the 20 consecutive trading days immediately preceding the Series B Issue Date (as defined below), but in no event less than $2.80; and (iii) the closing price of the Common Stock on the day immediately preceding the Series B Issue Date. On September 15, 2004, the Senior Subordinated Notes converted into 1,000,000 shares of the Initial Series B Preferred Stock at the Series B Original Issue Price. The Initial Series B Preferred Stock was determined to be convertible into 1,250,000 shares of Common Stock by multiplying the number of shares of the Initial Series B Preferred Stock by the Series B Original Issue Price and dividing the result by a conversion price of $2.80 (subject to further adjustments as described below). On the Subsequent Closing Date, the Funds purchased an aggregate of 2,142,857 shares of the Additional Series B Preferred Stock. The Additional Series B Preferred Stock was determined to be convertible into 2,678,571 shares of Common Stock by multiplying the number of shares of the Additional Series B Preferred Stock by the Series B Original Issue Price and dividing the result by a conversion price of $2.80 (subject to further adjustments as described below). The Series B Preferred Stock will automatically convert into Common Stock if: (i) at any time following 18 months after the Series B Issue Date, the average closing price of the Common Stock for the immediately preceding 20 consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock); (ii) with respect to the Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within 60 days of delivery of such offer, to purchase the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted); or (iii) upon the agreement of the holders of 75% of the Series B Preferred Stock at the conversion price then in effect; provided, that in each case, no shares of Series B Preferred Stock shall be converted into Common Stock unless at the time of such proposed conversion the Issuer has on file with the Securities and Exchange Commission an effective registration statement with respect to shares of Common Stock issuable to the holders (x) on conversion of all Series B Preferred Stock then issued or issuable to such holders and (y) on exercise of all warrants issued pursuant to the Series B Purchase Agreement and such shares are listed on AMEX. Holders of Series B Preferred Stock are entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer, except as otherwise provided by applicable law or as described below. Initially, each share of Series B Preferred Stock is entitled to one vote. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take certain specified actions (including certain changes to the Issuer's certificate of incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take certain other specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the Series B Preferred Stock and the Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting as a separate class. The holders of Series B Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

      DIVIDEND RIGHTS

Holders of the Series B Preferred Stock are entitled to receive cumulative dividends on the Series B Preferred Stock each quarter (beginning on the last day of the calendar quarter following the date of initial issuance of any Series B Preferred Stock, or September 15, 2004 (the "Series B Issue Date")) at the per annum rate of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock). The dividends are payable in cash; provided, however, that if at any time after the Series B Issue Date: (i) the Issuer's projected available cash for operations for the following twelve month period (calculated from the date any such quarterly dividend would be paid) is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock). Holders of the Series B Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to senior securities required by the Issuer's certificate of incorporation, as amended or amended and restated and in effect, including for this purpose any certificate(s) of designation, prior and in preference to any payment of dividends to the Series A Preferred Stock, any other junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

      REDEMPTION

The Series B Preferred Stock shall be subject to redemption, at the option of the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock at any time after the fourth anniversary of the Series B Issue Date (such fourth anniversary of the Series B Issue Date, the "Series B Redemption Date"), in four equal quarterly installments, with the first installment being made within 60 days of the date of exercise of such option and the last installment on the date that is nine months thereafter, in whole or in part, at a per share redemption price equal to the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds. If the Issuer is unable to effect any required quarterly redemption of Series B Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series B Preferred Stock will have the right to designate additional directors so that directors designated by such holders comprise a majority of the Board until all such installments that are then past due are paid.

CONVERTIBLE NOTES

Pursuant to the terms of the Convertible Notes, at any time and from time to time, the Reporting Person may, at its sole option, convert the outstanding principal and accrued and unpaid interest on the Convertible Notes in whole or in part into Series A Preferred Stock. The Convertible Notes may be converted into the number of shares of Series A Preferred Stock determined by dividing (i) the sum of the aggregate principal amount and the accrued and unpaid interest, by (ii) an amount equal to 135% of the Series A Purchase Price (subject to adjustments for stock splits, stock dividends and similar events). Initially, the shares of Series A Preferred Stock issuable upon conversion of the Convertible Notes are convertible into shares of Common Stock at a ratio of one share for every share of Series A Preferred Stock and are subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Issuer may cause the automatic conversion of the Convertible Notes into Common Stock if, any time following 18 months after the Series A Closing, the average closing price for the Common Stock over the 20 consecutive trading day period prior to the date of conversion exceeds 2.5 times the Series A Purchase Price, as adjusted for dilutive equity issuances, stock splits, stock dividends and similar events. The Convertible Notes are subject to certain events of default specified in the Convertible Notes. Subject to the rights of the holders of the Senior Subordinated Notes, following an event of default due to the nonpayment of principal, interest or other payments due under the Convertible Notes that continues for a period of twelve consecutive months, the holders of a majority of the Common Stock underlying the securities issued to the Funds on the Series A Closing Date will have the right to designate a majority of the Board. This right will terminate upon the payment of the amounts due under the Convertible Notes.

      INTEREST ON CONVERTIBLE NOTES

Interest on the Convertible Notes is payable at a rate of 7% per annum. Interest is payable in cash quarterly in arrears; provided, that, at the Issuer's option, interest will accrue and will be added to principal if: (i) the Issuer's available cash for operations for the twelve month period following the date any such quarterly interest payment is due is less than $1,000,000 in excess of business projections approved by the Board for such twelve month period; or (ii) the interest payment in cash will result in a default under the Issuer's senior indebtedness. The interest rate will increase to 11% if the Issuer defaults on any principal or interest payment obligation under the Convertible Notes following a five-day cure period.

      PREPAYMENT OF CONVERTIBLE NOTES

Principal of and interest on the Convertible Notes may not be prepaid without the prior consent of the holders of a majority of the principal amount outstanding under the Convertible Notes until 18 months after the Series A Closing Date. At any time after the 18 month anniversary of the Series A Closing Date, the Issuer may prepay principal and interest under the Convertible Notes by so notifying the holders of the Convertible Notes. Any prepayment will be made, at the option of the holders of a majority of the principal amount outstanding under the Convertible Notes either: (i) in cash in an amount equal to the sum of (a) the aggregate principal amount outstanding and (b) the net present value (discounted at a rate of 7% per annum) of the interest that is accrued and unpaid as of the prepayment date and the interest that would have been payable by the Issuer through the maturity date of the Convertible Notes; or (ii) by conversion of the Convertible Notes into Series A Preferred Stock at the Series A Purchase Price (subject to adjustments for stock splits, dividends and similar events) and the payment by the Issuer of all accrued and unpaid interest on the Convertible Notes in cash or, at the option of the holder, in shares of Series A Preferred Stock. After giving effect to the terms of the Tender Agreement, without giving effect to payment by the Issuer of accrued and unpaid interest on the Convertible Notes, the principal amount outstanding under the Convertible Notes is convertible into an aggregate of 4,484,305 shares of Series A Preferred Stock, which are convertible into shares of Common Stock initially at a ratio of one share for every share of Series A Preferred Stock and are subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. Pursuant to the terms of the Tender Agreement, accrued and unpaid interest will be paid in shares of Series A Preferred Stock.

If any Convertible Note is prepaid, each Convertible Note will be prepaid, in whole or in part, pro rata, based on the principal amount outstanding under the respective Convertible Notes. Prepayment of the Convertible Notes may only occur if the Issuer has an effective registration statement filed with the SEC covering the resale of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Convertible Notes and upon exercise of the Series A Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

SENIOR SUBORDINATED NOTES

The outstanding principal on the Senior Subordinated Notes was automatically converted into the Initial Series B Preferred Stock upon stockholders' approval at the annual meeting of the Issuer on September 15, 2004. The per share conversion price of the Senior Subordinated Notes was $3.50. The accrued interest on the Senior Subordinated Notes was paid to the holders in cash.

WARRANTS

Series A Warrants

In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued the Series A Warrants to the Funds. The Series A Preferred Warrants are immediately exercisable at an exercise price of $3.28 per share to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon the conversion of the Series A Preferred Stock. Initially, the Series A Preferred Warrants are convertible, in the aggregate, into 1,345,291 shares of Common Stock. The Note Warrants will be immediately exercisable at an exercise price of $3.28 to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. After giving effect to the terms of the Tender Agreement, without giving effect to payment by the Issuer of accrued and unpaid interest on the Convertible Notes, the Note Warrants are convertible, in the aggregate, into 896,861 shares of Common Stock. The exercise price of the Series A Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted.

Common Stock Warrants

In connection with the transactions contemplated by the Series B Purchase Agreement, on May 28, 2004, the Issuer issued the Common Stock Warrants to the Funds. The Common Stock Warrants expire on May 28, 2014. Upon the receipt of stockholder approval, the Common Stock Warrants became exercisable on September 15, 2004, at the option of the Reporting Person, to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the 1,000,000 shares of Series B Preferred Stock held by the Reporting Person. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Issuer immediately preceding May 28, 2004. The exercise price of the Common Stock Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. The Common Stock Warrants have substantially similar terms to the form previously filed as Exhibit 22 to Amendment No. 2, which is incorporated herein by reference.

Additional Common Stock Warrants

In connection with the transactions contemplated by the Series B Purchase Agreement, on April 1, 2005, the Issuer issued the Additional Common Stock Warrants to the Funds. The Additional Common Stock Warrants are immediately exercisable at the option of the Funds and will expire on April 1, 2015. As of the Subsequent Closing Date, the Additional Common Stock Warrants are exercisable to purchase an aggregate of 535,714 shares of Common Stock. The exercise price of the Additional Common Stock Warrants is $4.29 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Issuer immediately preceding April 1, 2005). The exercise price of the Additional Common Stock Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. Except as described above, the Additional Common Stock Warrants have substantially similar terms to the Common Stock Warrants, a form of which was previously filed as Exhibit 22 to Amendment No. 2 and is incorporated herein by reference.

OPTIONS

In connection with the Reporting Person's participation (through its employees) on the Board, on December 9, 2003 (the "Initial Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Original Directors Options"). Initially, the Original Directors Options were each exercisable for 1,666 shares of Common Stock on the Initial Grant Date, with an additional 1,667 shares per option vesting on each of the first and second anniversary of the Initial Grant Date. On December 21, 2004, the Issuer's compensation committee accelerated the vesting of the Original Directors Options so that the remaining unvested portion of the Original Directors Options became immediately exercisable. The exercise price of the Original Directors Options is $4.04 per share. The Original Directors Options expire on December 9, 2013.

In connection with the Reporting Person's participation (through its employees) on the Board, on March 1, 2004 (the "Subsequent Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "New Directors Options"). Initially, the New Directors Options were each exercisable for 1,666 shares of Common Stock on the Subsequent Grant Date, with an additional 1,667 shares per option vesting on each of the first and second anniversary of the Subsequent Grant Date. On January 24, 2005, the Issuer's compensation committee accelerated the vesting of the New Directors Options so that 1,667 shares per option vested on January 19, 2005 and the remaining 1,667 shares per option vested on March 1, 2005. The exercise price of the New Directors Options is $3.92 per share. The New Directors Options expire on March 1, 2014.

In connection with the Reporting Person's participation (through its employees) on the Board, on February 16, 2005, the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Additional Directors Options"). The Additional Directors Options are immediately exercisable at an exercise price of $3.89 per share. The Additional Directors Options expire on February 16, 2015. Upon consummation of the Offer, all Original Directors Options, New Directors Options and Additional Directors Options will be cancelled pursuant to the terms of the Merger Agreement.

In connection with the Reporting Person's participation (through its employees) on the Board, on February 21, 2006, the Issuer granted stock appreciation rights to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Directors SARs"). The Directors SARs are immediately exercisable at an exercise price of $2.86 per share. The Directors SARs expire on February 21, 2016.

Copies of the form of the Convertible Notes and the form of the Series A Warrants were previously filed as Exhibits 7 and 8, respectively, to the
Schedule 13D and are incorporated herein by reference. Copies of the form of the Senior Subordinated Notes and the form of the Series B Warrants were previously filed as Exhibits 21 and 22, respectively, to Amendment No. 2 and are incorporated herein by reference. The Original Directors Options, the New Directors Options, the Additional Directors Options and the Directors SARs have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, a copy of which was previously filed as Exhibit 20 to Amendment No. 2 and is incorporated herein by reference. The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is amended and restated in its entirety as follows:

Exhibit 1 Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Funds (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 2 Purchase Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 3 Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT, NYL and certain stockholders of the Issuer (incorporated by reference to Exhibit
            10.2 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 4 Registration Rights Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 5 Co-Sale Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 15 to Amendment No. 2 filed June 7, 2004).

Exhibit 6 Agreement and Plan of Merger, dated January 20, 2007, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed January 24, 2007).

Exhibit 7 Conversion, Tender and Voting Agreement, dated January 20, 2007, by and among the Issuer, Parent, Merger Sub, GEPT, NYL and the Funds (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed January 24, 2007).

Exhibit 8 Names, Places of Organization, Principal Businesses and Addresses of the Stockholder Parties.

Exhibit 9 Names, Places of Organization, Principal Businesses and Addresses of the Tender Parties.

Exhibit 10 Form of Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed July 21,
            2003).

Exhibit 11 Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed June 1,
            2004).

Exhibit 12 Certificate of Designations, Powers, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to
            Exhibit 4.2 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 13 Form of Secured Subordinated Convertible Promissory Note to be issued by the Issuer to the Funds (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 14 Form of Common Stock Purchase Warrant to be issued by the Issuer to the Funds (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 15 Form of Secured Senior Subordinated Promissory Note dated May 28, 2004 (incorporated by reference to Exhibit 4.3 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 16 Form of Common Stock Warrant dated May 28, 2004 (incorporated by reference to Exhibit 4.4 to the Issuer's Form 8-K filed June 1,
            2004).

Exhibit 17 Issuer's 2002 Stock Option Plan (incorporated by reference to Appendix B to the Issuer's Definitive Proxy Statement filed on April 18, 2003).

                                S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 6, 2007             Pequot Capital Management, Inc.



                                    /s/ Aryeh Davis
                                    --------------------------------------
                                    Aryeh Davis, General Counsel

                                  EXHIBIT INDEX

Exhibit 1 Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Funds (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 2 Purchase Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 3 Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT, NYL and certain stockholders of the Issuer (incorporated by reference to Exhibit
            10.2 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 4 Registration Rights Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 5 Co-Sale Agreement, dated May 28, 2004, by and among the Issuer, the Funds, GEPT and NYL (incorporated by reference to Exhibit 15 to Amendment No. 2 filed June 7, 2004).

Exhibit 6 Agreement and Plan of Merger, dated January 20, 2007, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed January 24, 2007).

Exhibit 7 Conversion, Tender and Voting Agreement, dated January 20, 2007, by and among the Issuer, Parent, Merger Sub, GEPT, NYL and the Funds (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed January 24, 2007).

Exhibit 8 Names, Places of Organization, Principal Businesses and Addresses of the Stockholder Parties.

Exhibit 9 Names, Places of Organization, Principal Businesses and Addresses of the Tender Parties.

Exhibit 10 Form of Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed July 21,
            2003).

Exhibit 11 Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed June 1,
            2004).

Exhibit 12 Certificate of Designations, Powers, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to
            Exhibit 4.2 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 13 Form of Secured Subordinated Convertible Promissory Note to be issued by the Issuer to the Funds (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 14 Form of Common Stock Purchase Warrant to be issued by the Issuer to the Funds (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K filed July 21, 2003).

Exhibit 15 Form of Secured Senior Subordinated Promissory Note dated May 28, 2004 (incorporated by reference to Exhibit 4.3 to the Issuer's Form 8-K filed June 1, 2004).

Exhibit 16 Form of Common Stock Warrant dated May 28, 2004 (incorporated by reference to Exhibit 4.4 to the Issuer's Form 8-K filed June 1,
            2004).

Exhibit 17 Issuer's 2002 Stock Option Plan (incorporated by reference to Appendix B to the Issuer's Definitive Proxy Statement filed on April 18, 2003).

                                    EXHIBIT 8

                Names, Places of Organization, Principal Business
                    and Addresses of the Stockholder Parties

To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties:

    (i) Reference is hereby made to that certain Schedule 13D filed on June 8, 2004 by Peter Belford, C.W. Gilluly, Arthur A. Hutchins, J. Richard Knop, Joseph H. Saul and DRG Irrevocable Trust (collectively, the "Stockholder Group"), as amended by Amendment No. 1 thereto filed on October 12, 2004 and Amendment No. 2 thereto filed June 6, 2005 (collectively, the "Stockholder Group 13D"). Items 2(a), (b), (c) and (f) of the Stockholder Group 13D are incorporated herein by reference. Mr. Chand N. Gupta is the trustee of DRG Irrevocable Trust, and may therefore be deemed to beneficially own the shares held of record by the DRG Irrevocable Trust.

    (ii) GEPT is a New York common law trust whose principal business is that of an employee benefit plan for the benefit of employees of General Electric Company ("GE") and its subsidiaries. GE Asset Management Incorporated ("GEAM"), a Delaware corporation, is a registered investment adviser and acts as investment manager of GEPT. GEAM is a wholly-owned subsidiary of GE, a New York corporation. Reference is hereby made to that certain Amendment No. 3 to the Schedule 13D filed by GEPT, GEAM and GE on January 30, 2007 (the "GE 13D"). Schedules II through IV of the GE 13D are incorporated herein by reference. To the knowledge of the Reporting Person, all persons identified in Schedules II through IV are United States citizens, except that Sir William Castell, a director of GE, is a citizen of the United Kingdom, C.X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada and J.F. Lynch, an officer of GE, is a citizen of the United Kingdom. The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

    (iii) NYL is a Delaware limited partnership whose principal business is investing primarily in leveraged buyouts and other similar transactions involving equity and short-term debt. New York Life Capital Partners II, L.L.C. ("NYLGP") is a Delaware limited liability company and acts as the general partner of NYL. NYLCAP Manager LLC ("NYLCAP"), a Delaware limited liability company, is a registered investment adviser and acts as the investment manager of NYL. New York Life Investment Management Holdings LLC ("NYLIMH") is a Delaware limited liability company whose principal business is that of an investment management holding company. New York Life Insurance Company ("NYLIC") is a New York mutual insurance company whose principal business is providing a wide variety of insurance and other investment products and services. NYLGP is a wholly-owned subsidiary of NYLCAP, which is a wholly-owned subsidiary of NYLIMH, which is a wholly-owned subsidiary of NYLIC. Reference is hereby made to that certain Schedule 13D filed by NYLCAP on June 9, 2004, as amended by Amendment No. 1 thereto filed on September 17, 2004, as amended by Amendment No. 2 thereto filed on April 18, 2005 and as amended by Amendment No. 3 thereto filed on January 29, 2007 (collectively, the "NYL 13D"), filed on behalf of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC. Schedules II through V of the NYL 13D are incorporated herein by reference. To the knowledge of the Reporting Person, all persons identified in Schedules II through V of the NYL 13D are United States citizens, except that Christina A. Gold, a director of NYLIC, is a citizen of Canada and Joseph Gilmore, an executive officer of NYLIC, is a citizen of Canada. The address of the principal offices of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC is 51 Madison Avenue, New York, New York 10010.

                                    EXHIBIT 9

                Names, Places of Organization, Principal Business
                      and Addresses of the Tender Parties

To the knowledge of the Reporting Person and based on documents publicly filed by the Tender Parties:

    (i) GEPT is a New York common law trust whose principal business is that of an employee benefit plan for the benefit of employees of General Electric Company ("GE") and its subsidiaries. GE Asset Management Incorporated ("GEAM"), a Delaware corporation, is a registered investment adviser and acts as investment manager of GEPT. GEAM is a wholly-owned subsidiary of GE, a New York corporation. Reference is hereby made to that certain Amendment No. 3 to the Schedule 13D filed by GEPT, GEAM and GE on January 30, 2007 (the "GE 13D"). Schedules II through IV of the GE 13D are incorporated herein by reference. To the knowledge of the Reporting Person, all persons identified in Schedules II through IV are United States citizens, except that Sir William Castell, a director of GE, is a citizen of the United Kingdom, C.X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada and J.F. Lynch, an officer of GE, is a citizen of the United Kingdom. The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

    (ii) NYL is a Delaware limited partnership whose principal business is investing primarily in leveraged buyouts and other similar transactions involving equity and short-term debt. New York Life Capital Partners II, L.L.C. ("NYLGP") is a Delaware limited liability company and acts as the general partner of NYL. NYLCAP Manager LLC ("NYLCAP"), a Delaware limited liability company, is a registered investment adviser and acts as the investment manager of NYL. New York Life Investment Management Holdings LLC ("NYLIMH") is a Delaware limited liability company whose principal business is that of an investment management holding company. New York Life Insurance Company ("NYLIC") is a New York mutual insurance company whose principal business is providing a wide variety of insurance and other investment products and services. NYLGP is a wholly-owned subsidiary of NYLCAP, which is a wholly-owned subsidiary of NYLIMH, which is a wholly-owned subsidiary of NYLIC. Reference is hereby made to that certain Schedule 13D filed by NYLCAP on June 9, 2004, as amended by Amendment No. 1 thereto filed on September 17, 2004, as amended by Amendment No. 2 thereto filed on April 18, 2005 and as amended by Amendment No. 3 thereto filed on January 29, 2007 (collectively, the "NYL 13D"), filed on behalf of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC. Schedules II through V of the NYL 13D are incorporated herein by reference. To the knowledge of the Reporting Person, all persons identified in Schedules II through V of the NYL 13D are United States citizens, except that Christina A. Gold, a director of NYLIC, is a citizen of Canada and Joseph Gilmore, an executive officer of NYLIC, is a citizen of Canada. The address of the principal offices of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC is 51 Madison Avenue, New York, New York 10010.

    (iii) Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent. Parent is a Delaware corporation whose principal business is technology development and technical services. Parent is a wholly owned subsidiary of QinetiQ Group plc, a British firm, whose principal business is that of an international defense and security technology company. The address of the principal offices of Parent and Merger Sub is 7918 Jones Branch Drive, Suite 400, McLean, Virginia 22102.